Form U -13 - 60
                   Mutual and Subsidiary Service Companies


                                 ANNUAL REPORT

                                FOR THE PERIOD


             Beginning January 1, 1998 and Ending December 31, 1998

                                    TO THE

                 U. S. SECURITIES AND EXCHANGE COMMISSION

                                      OF

                     NORTHEAST NUCLEAR ENERGY COMPANY


                         A Subsidiary Service Company


                  Date of Incorporation - November 14, 1950


             State of Sovereign Power under which Incorporated or
                           Organized - Connecticut


               Location of Principal Executive Offices of Reporting
                  Company - Selden Street, Berlin, CT 06037


         Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                John J. Roman, Vice President and Controller,
                    P.O. Box 270, Hartford, CT 06141-0270


            Name of Principal Holding Company Whose Subsidiaries
                       are served by Reporting Company

                             NORTHEAST UTILITIES





                    INSTRUCTIONS FOR USE ON FORM U-13-60

1.   TIME OF FILING

Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2.   NUMBER OF COPIES

Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.   PERIOD COVERED BY REPORT

The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.   REPORT FORMAT

Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5.   MONEY AMOUNTS DISPLAYED

All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate, and subject to provisions of Regulation S-X (S210.3-0.1(b)).

6.   DEFICITS DISPLAYED

Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, (S210.3-0.1(c)).

7.   MAJOR AMENDMENTS OR CORRECTIONS

Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.   DEFINITIONS

Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.   ORGANIZATION CHART

The service company shall submit with each annual report a copy of its current organization chart.

10.  METHODS OF ALLOCATION

The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.  ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use in capital billed during the calendar year.




                      LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
                      ---------------------------------------------

                                                       Schedule or       Page
Description of Schedules and Accounts                   Acct. No.        No.
-------------------------------------              -------------------  ------
   COMPARATIVE BALANCE SHEET                       Schedule I            4-5

   SERVICE COMPANY PROPERTY                        Schedule II           6-7

   ACCUMULATED PROVISION FOR DEPRECIATION AND
   AMORTIZATION OF SERVICE COMPANY                 Schedule III           8

   INVESTMENTS                                     Schedule IV            9

   ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES    Schedule V            10

   FUEL STOCK EXPENSES UNDISTRIBUTED               Schedule VI           11

   STORES EXPENSE UNDISTRIBUTED                    Schedule VII          12

   MISCELLANEOUS CURRENT AND ACCRUED ASSETS        Schedule VIII         13

   MISCELLANEOUS DEFERRED DEBITS                   Schedule IX           14

   RESEARCH, DEVELOPMENT, OR DEMONSTRATION
   EXPENDITURES                                    Schedule X            15

   PROPRIETARY CAPITAL                             Schedule XI           16

   LONG-TERM DEBT                                  Schedule XII          17

   CURRENT AND ACCRUED LIABILTIES                  Schedule XIII         18

   NOTES TO FINANCIAL STATEMENTS                   Schedule XIV          10

  COMPARATIVE INCOME STATEMENT                     Schedule XV           20

    ANALYSIS OF BILLING - ASSOCIATE COMPANIES      Account 457           21

    ANALYSIS OF BILLING - NONASSOCIATE COMPANIES   Account 458           22

    ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
    AND NONASSOCIATE COMPANIES                     Schedule XVI          23

    SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE
    FUNCTION                                       Schedule XVII        24-25

    DEPARTMENTAL ANALYSIS OF SALARIES              Account 920           26

    OUTSIDE SERVICES EMPLOYED                      Account 923           27

    EMPLOYEE PENSIONS AND BENEFITS                 Account 926           28

    GENERAL ADVERTISING EXPENSES                   Account 930.1         29

    MISCELLANEOUS GENERAL EXPENSES                 Account 930.2         30

    RENTS                                          Account 931           31

    TAXES OTHER THAN INCOME TAXES                  Account 408           32

    DONATIONS                                      Account 426.1         33

    OTHER DEDUCTIONS                               Account 426.5         34

    NOTES TO STATEMENT OF INCOME                   Schedule XVIII        35






                      LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
                      --------------------------------------------


                                                                        Page
Description of Reports or Statements                                     No.
------------------------------------                                    -----


   ORGANIZATION CHART                                                    36

   METHODS OF ALLOCATION                                                 37

   ANNUAL STATEMENT OF COMPENSATION FOR
   USE OF CAPITAL BILLED                                                 38

   SIGNATURE PAGE                                                        39






                   ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                          SCHEDULE I - COMPARATIVE BALANCE SHEET

 Give balance sheet of the Company as of December 31 of the current and prior year.
 -------  --------------------------------------------------------- ------------ ---------
 ACCOUNT                   ASSETS AND OTHER DEBITS                     AS OF DECEMBER 31
 -------  --------------------------------------------------------- ------------ ---------
                                                                       1998        1997
          SERVICE COMPANY PROPERTY                                  (Thousands of Dollars)
          ------------------------
 101      Service company property (Schedule II)                   $   39,152   $  39,152
 107      Construction work in progress (Schedule II)                   6,199       2,634
                                                                    ----------   ---------
              Total Property                                           45,351      41,786
                                                                    ----------   ---------
 108      Less accumulated provision for depreciation and
          amortization of service company property (Schedule III)      14,527      12,867
                                                                    ----------   ---------
              Net Service Company Property                             30,824      28,919
                                                                    ----------   ---------
          INVESTMENTS
          -----------
 123      Investments in associate companies (Schedule IV)               -           -
 124      Other investments (Schedule IV)                                -           -
                                                                    ----------   ---------
              Total Investments                                          -           -
                                                                    ----------   ---------
          CURRENT AND ACCRUED ASSETS
          --------------------------
 131      Cash                                                            776        -
 134      Special deposits                                               -           -
 135      Working funds                                                     2           2
 136      Temporary cash investments (Schedule IV)                       -           -
 141      Notes receivable                                                -             2
 143      Accounts receivable                                           4,388       5,255
 144      Accumulated provision of uncollectible accounts                -           -
 146      Accounts receivable from associate companies (Schedule V)    71,688     152,978
 152      Fuel stock expenses undistributed (Schedule VI)                -           -
 154      Materials and supplies                                       68,787      65,829
 163      Stores expense undistributed (Schedule VII)                      (6)        310
 165      Prepayments                                                   1,675       3,612
 174      Miscellaneous current and accrued assets (Schedule VIII)       -           -
                                                                    ----------   ---------
              Total Current and Accrued Assets                        147,310     227,988
                                                                    ----------   ---------
          DEFERRED DEBITS
          ---------------
 181      Unamortized debt expense                                         87         125
 184      Clearing accounts                                               198         377
 186      Miscellaneous deferred debits (Schedule IX)                  10,318      15,231
 188      Research, development, or demonstration
          expenditures (Schedule X)                                      -           -
 189      Unamortized loss on reacquired debt                            -            263
 190      Accumulated deferred income taxes                            24,503      20,376
                                                                    ----------   ---------
              Total Deferred Debits                                    35,106      36,372
                                                                    ----------   ---------
              TOTAL ASSETS AND OTHER DEBITS                        $  213,240   $ 293,279
                                                                    ==========   =========








                   ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                          SCHEDULE I - COMPARATIVE BALANCE SHEET

 Give balance sheet of the Company as of December 31 of the current and prior year.
 -------  --------------------------------------------------------- ------------ ---------
 ACCOUNT             LIABILITIES AND PROPRIETARY CAPITAL               AS OF DECEMBER 31
 -------  --------------------------------------------------------- ------------ ---------
                                                                       1998        1997
          PROPRIETARY CAPITAL                                       (Thousands of Dollars)
          -------------------
 201      Common stock issued  (Schedule XI)                       $       15   $      15
 211      Miscellaneous paid-in-capital (Schedule XI)                  15,229      15,350
 215      Appropriated retained earnings (Schedule XI)                   -           -
 216      Unappropriated retained earnings (Schedule XI)                  923         864
                                                                    ----------   ---------
              Total Proprietary Capital                                16,167      16,229
                                                                    ----------   ---------
          LONG-TERM DEBT
          --------------
 223      Advances from associate companies (Schedule XII)               -           -
 224      Other long-term debt (Schedule XII)                          12,022      18,033
 225      Unamortized premium on long-term debt                          -           -
 226      Unamortized discount on long-term debt-debit                   -           -
                                                                    ----------   ---------
              Total Long-Term Debt                                     12,022      18,033
                                                                    ----------   ---------

          CURRENT AND ACCRUED LIABILITIES
          -------------------------------
 231      Notes payable                                                  -           -
 232      Accounts payable                                             48,667     116,130
 233      Notes payable to associate companies (Schedule XIII)           -           -
 234      Accounts payable to associate companies (Schedule XIII)       2,089      22,716
 236      Taxes accrued                                                11,534      13,742
 237      Interest accrued                                               -           -
 238      Dividends declared                                             -           -
 241      Tax collections payable                                         975         921
 242      Miscellaneous current and accrued
          liabilities (Schedule XIII)                                 103,345      87,097
                                                                    ----------   ---------
              Total Current and Accrued Liabilities                   166,610     240,606
                                                                    ----------   ---------
          DEFERRED CREDITS
          ----------------
 253      Other deferred credits                                       17,330      17,235
 255      Accumulated deferred investment tax credits                   1,111       1,176
                                                                    ----------   ---------
              Total Deferred Credits                                   18,441      18,411
                                                                    ----------   ---------
 282      ACCUMULATED DEFERRED INCOME TAXES                              -           -
          ---------------------------------                         ----------   ---------

          TOTAL LIABILITES AND PROPRIETARY CAPITAL                 $  213,240   $ 293,279
                                                                    ==========   =========







                    ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                            For the Year Ended December 31, 1998

                           SCHEDULE II - SERVICE COMPANY PROPERTY

-------------------------------------------------------------------------------------------
                                      BALANCE AT           RETIREMENTS             BALANCE
                                      BEGINNING                OR        OTHER     AT CLOSE
                DESCRIPTION            OF YEAR   ADDITIONS    SALES    CHANGES(1)  OF YEAR
-------------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
SERVICE COMPANY PROPERTY
------------------------
Account
-------
  301  ORGANIZATION
  303  MISCELLANEOUS INTANGIBLE PLANT
  304  LAND AND LAND RIGHTS
  305  STRUCTURES AND IMPROVEMENTS
  306  LEASEHOLD IMPROVEMENTS
  307  EQUIPMENT (2)
  308  OFFICE FURNITURE AND EQUIPMENT
  309  AUTOMOBILES, OTHER VEHICLES
       AND RELATED GARAGE EQUIPMENT
  310  AIRCRAFT AND AIRPORT EQUIPMENT
  311  OTHER SERVICE COMPANY
       PROPERTY (3)

  321  STRUCTURES AND IMPROVEMENTS      $33,282                                     $33,282
  322  REACTOR PLANT EQUIPMENT
  324  ACCESSORY ELECTRIC EQUIPMENT          27                                          27
  325  MISCELLANEOUS POWER PLANT
       EQUIPMENT                          4,575                                       4,575
  391  OFFICE FURNITURE AND EQUIPMENT     1,268                                       1,268
                                      ---------- --------- ----------- ---------- ----------
            SUB-TOTAL                    39,152                                      39,152
                                      ---------- --------- ----------- ---------- ----------

  107  CONSTRUCTION WORK IN
       PROGRESS (4)                       2,634     3,565                             6,199
                                      ---------- --------- ----------- ---------- ----------
            TOTAL                       $41,786    $3,565          $0         $0    $45,351
                                      ========== ========= =========== ========== ==========


-------------------------------------------------------------------------------------------
   (1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

                                      NONE








                                    SCHEDULE II - CONTINUED
                                    -----------------------

   (2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY
       SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND
       THE BALANCE AT THE CLOSE OF THE YEAR:

-------------------------------------------------------------------------------------------
                                                                                  BALANCE
                                                                                  AT CLOSE
           SUBACCOUNT DESCRIPTION                          ADDITIONS              OF YEAR
-------------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)

                                     NONE








-------------------------------------------------------------------------------------------
   (3) DESCRIBE OTHER SERVICE COMPANY PROPERTY:




-------------------------------------------------------------------------------------------
   (4) DESCRIBE CONSTRUCTION WORK IN PROGRESS:


       This account includes simulator upgrade, tools and general plant items.









                    ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                            For the Year Ended December 31, 1998


                                      SCHEDULE III

                        ACCUMULATED PROVISION FOR DEPRECIATION AND
                         AMORTIZATION OF SERVICE COMPANY PROPERTY
                        ------------------------------------------

---------------------------------------------------------------------------------------------
                                                 ADDITIONS                OTHER
                                     BALANCE AT   CHARGED                CHANGES     BALANCE
                                     BEGINNING      TO                     ADD       AT CLOSE
                DESCRIPTION           OF YEAR    ACCT 403   RETIREMENTS  (DEDUCT)1/   OF YEAR
---------------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
Account
-------
  301  ORGANIZATION
  303  MISCELLANEOUS INTANGIBLE PLANT
  304  LAND AND LAND RIGHTS
  305  STRUCTURES AND IMPROVEMENTS
  306  LEASEHOLD IMPROVEMENTS
  307  EQUIPMENT
  308  OFFICE FURNITURE AND FIXTURES
  309  AUTOMOBILES, OTHER VEHICLES
       AND RELATED GARAGE EQUIPMENT
  310  AIRCRAFT AND AIRPORT EQUIPMENT
  311  OTHER SERVICE COMPANY
       PROPERTY

  321  STRUCTURES AND IMPROVEMENTS       9,178     1,384           0          0     10,562
  322  REACTOR PLANT EQUIPMENT               0         0           0          0          0
  324  ACCESSORY ELECTRIC EQUIPMENT         14         0           0          0         14
  325  MISCELLANEOUS POWER PLANT
       EQUIPMENT                         2,930       360           0       (108)     3,182
  391  OFFICE FURNITURE AND FIXTURES       745        24           0          0        769



                                     ---------- --------- ----------- ---------- ----------
            TOTAL                      $12,867    $1,768          $0      $(108)   $14,527
                                     ========== ========= =========== ========== ==========
---------------------------------------------------------------------------------------------
    1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

                       Depreciation charged to clearing account             $60
                       Removal costs charged to reserve                    (168)
                                                                      ----------
                                                                          ($108)
                                                                      ==========










                    ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                            For the Year Ended December 31, 1998


                                 SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:  Complete the following schedule concerning investments.

               Under Account 124, "Other Investments," state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

               Under Account 136, "Temporary Cash Investments," list each investment separately.

---------------------------------------------------------------------------------------
                                                               BALANCE AT    BALANCE AT
                                                                BEGINNING      CLOSE
                       DESCRIPTION                               OF YEAR      OF YEAR
---------------------------------------------------------------------------------------


ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES

                                               NONE



ACCOUNT 124 - OTHER INVESTMENTS

                                               NONE


ACCOUNT 136 - TEMPORARY CASH INVESTMENTS

                                               NONE




                                                               -----------   ----------
                                          TOTAL                     $-            $-
                                                               ===========   ==========












                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 1998


               SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.


-------------------------------------------------------------------------------------------
                                                                  BALANCE AT    BALANCE AT
                                                                  BEGINNING       CLOSE
                        DESCRIPTION                                OF YEAR       OF YEAR
-------------------------------------------------------------------------------------------
                                                                   (Thousands of Dollars)

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES


Northeast Utilities System Money Pool                              $ 98,600        $25,900
The Connecticut Light and Power Company                              43,284         36,559
Western Massachusetts Electric Company                               10,144          8,572
Northeast Utilities Service Company                                     918            540
North Atlantic Energy Service Corporation                                 6             92
Public Service Company of New Hampshire                                  26             25








                                                                  ----------   ------------
                                             TOTAL                 $152,978        $71,688
                                                                  ==========   ============



ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:



               See page 10A for details.













                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 1998


               SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.


-------------------------------------------------------------------------------------------
                                                                                  TOTAL
                        DESCRIPTION                                              PAYMENTS
-------------------------------------------------------------------------------------------
                                                                                (Thousands
                                                                               of Dollars)

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

The Connecticut Light and Power Company                                             $2,431
Western Massachusetts Electric Company                                                 553
Public Service Company of New Hampshire                                                 76
North Atlantic Energy Service Corporation                                              650
Northeast Utilities Service Company                                                  2,489
                                                                               ------------
                                             TOTAL                                  $6,199
                                                                               ============


Convenience payments result primarily from the following items:

Engineering Services                                                                $3,994
Consulting Services                                                                    356
Computer Equipment & Supplies                                                          291
Temporary Personnel Services                                                           594
Miscellaneous (143 items)                                                              964
                                                                               ------------
                                             TOTAL                                  $6,199
                                                                               ============













                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 1998

                   SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below, give an overall report of the fuel functions performed by the service company.

--------------------------------------------------------------------------------------

              DESCRIPTION                       LABOR         EXPENSES        TOTAL
--------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

ACCOUNT 152 - FUEL STOCK EXPENSES
              UNDISTRIBUTED                   $   -          $   -          $   -
                                              ==========     ==========     ==========










                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 1998

                     SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.



-------------------------------------------------------------------------------------

              DESCRIPTION                       LABOR        EXPENSES        TOTAL
-------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

ACCOUNT 163 - STORES EXPENSE
              UNDISTRIBUTED


Beginning Balance as of January 1, 1998                                      $   310
                                                                           ----------

Activity for the year:

Stores expense undistributed                   $ 4,567        $ 2,056          6,623


The above stores expenses are billed back to each of the companies listed below:

The Connecticut Light & Power Company           (3,428)        (1,543)        (4,971)
Western Massachusetts Electric Company            (801)          (362)        (1,163)
Public Service Company of New Hampshire            (45)           (20)           (65)
Nonassociate Companies (see page 22
  for list of the companies)                      (510)          (230)          (740)
                                              ---------     ----------     ----------
Stores expense distributed                      (4,784)        (2,155)        (6,939)
                                              ---------     ----------     ----------

Net Activity for year                          $  (217)       $   (99)          (316)
                                              =========     ==========     ----------


Ending Balance as of December 31, 1998                                       $    (6)
                                                                           ==========











                   ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                           For the Year Ended December 31, 1998


                                      SCHEDULE VIII

                         MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.


----------------------------------------------------------------------------------------
                                                               BALANCE AT     BALANCE AT
                                                                BEGINNING       CLOSE
                       DESCRIPTION                               OF YEAR       OF YEAR
----------------------------------------------------------------------------------------
                                                                  (Thousands of Dollars)

ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS              $ -           $ -


                                                         NONE















                                                               -----------    ----------
                                              TOTAL                 $ -           $ -
                                                               ===========    ==========










                   ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                           For the Year Ended December 31, 1998


                                      SCHEDULE IX

                              MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.


-----------------------------------------------------------------------------------------
                                                                BALANCE AT     BALANCE AT
                                                                 BEGINNING       CLOSE
                       DESCRIPTION                                OF YEAR       OF YEAR
-----------------------------------------------------------------------------------------
                                                                   (Thousands of Dollars)

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Long term receivable from Rocky River
  Realty Company (associated company)                              $ 6,576       $ 6,236
Contractual retainage                                                5,175           634
Financial system development costs                                   2,270         1,032
RABBI Trust funding                                                    952           952
Connecticut sales tax under protest                                     99            99
Employee performance payments                                           97          -
External audit - Millstone Unit No. 3                                   53            53
Unfunded supplemental executive retirement plan                         10         1,061
Decommissioning costs - Millstone Unit No. 1                          -              231
Restricted stock - unearned compensation                              -               11
Other deferred debits
  (3 items in 1998 and 7 items in 1997)                                 (1)            9
                                                                -----------    ----------
                                           TOTAL                   $15,231       $10,318
                                                                ===========    ==========








                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 1998


                                     SCHEDULE X

                  RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

------------------------------------------------------------------------------------


                             DESCRIPTION                                 AMOUNT
------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)

ACCOUNT 188 - RESEARCH, DEVELOPMENT OR
              DEMONSTRATION EXPENDITURES


EPRI Research Dues                                                        $  92
BWR Vessel & Internal Project                                               510




The above expenses are billed back to each of the associated companies listed below:

   The Connecticut Light and Power Company                                 (413)
   Western Massachusetts Electric Company                                   (97)
   Public Service Company of New Hampshire                                   (8)
   Nonassociate Companies (see page 22 for list
     of the companies)                                                      (84)
                                                                   -------------
                                                 TOTAL                    $   0
                                                                   =============











                  ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                          For the Year Ended December 31, 1998


                                      SCHEDULE XI

                                  PROPRIETARY CAPITAL

------------------------------------------------------------------------------------------
                                     NUMBER OF   PAR OR STATED OUTSTANDING CLOSE OF PERIOD
ACCOUNT                               SHARES         VALUE     ---------------------------
NUMBER     CLASS OF STOCK           AUTHORIZED     PER SHARE   NO. OF SHARES TOTAL AMOUNT
------------------------------------------------------------------------------------------
                                                                              (Thousands
                                                                              of Dollars)
201     COMMON STOCK ISSUED           60,000        $10.00         1,500          $15
------------------------------------------------------------------------------------------

INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

------------------------------------------------------------------------------------------
            DESCRIPTION                                            AMOUNT
------------------------------------------------------------------------------------------
                                                        (Thousands of Dollars)

ACCOUNT 211 - MISCELLANEOUS PAID-IN-CAPITAL                       $15,229

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                         -
                                                                 ---------
                                                     TOTAL        $15,229
                                                                 =========
------------------------------------------------------------------------------------------

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociated per the General Instructions of the
              Uniform Systems of Accounts. For dividends paid during the year in cash or otherwise, provide rate pecentage, amount of dividend, date declared and date paid.
------------------------------------------------------------------------------------------
                                     BALANCE AT     NET INCOME                 BALANCE AT
                                      BEGINNING        OR         DIVIDENDS       CLOSE
            DESCRIPTION                OF YEAR        (LOSS)         PAID        OF YEAR
------------------------------------------------------------------------------------------
                                                    (Thousands of Dollars)
ACCOUNT 216-UNAPPROPRIATED RETAINED
            EARNINGS                      $864        $2,059        $2,000         $923
                                      ---------     ---------    ----------    ---------
                             TOTAL        $864        $2,059        $2,000         $923
                                        =========     =========    =========     =========
The net income is all compensation for use of capital.

The dividends are paid as follows:

          Rate Percentage            Amount of
             Per Share               Dividend     Date Declared  Date Paid
       ----------------------       ------------  -------------  ---------
            $1,333.33                $2,000,000     10/14/98     12/31/98












                            ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                                    For the Year Ended December 31, 1998


                                                SCHEDULE XII

                                               LONG-TERM DEBT


INSTRUCTIONS:Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account
             224 -- Other long-term debt provide the name of creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.
--------------------------------------------------------------------------------------------------------------
                                                                        BALANCE                       BALANCE
                          TERMS OF OBLIG.  DATE                            AT                           AT
                          CLASS & SERIES    OF     INTEREST   AMOUNT   BEGINNING           DEDUCTIONS  CLOSE
NAME OF CREDITOR          OF OBLIGATION   MATURITY   RATE   AUTHORIZED OF YEAR   ADDITIONS     (1)    OF YEAR
--------------------------------------------------------------------------------------------------------------
                                                     (Thousands of Dollars)
ACCOUNT 223-ADVANCES FROM
            ASSOCIATE
            COMPANIES:                                                              NONE
                                                       =======================================================

ACCOUNT 224-OTHER
            LONG-TERM
            DEBT:

Prudential Insurance      Senior
 Company of America       Unsecured Note   5/2000   7.67%    $25,000     $18,033    $0       $6,011   $12,022



                                                       -------------------------------------------------------
    TOTAL OTHER LONG-TERM DEBT                               $25,000     $18,033    $0       $6,011   $12,022
                                                       =======================================================

(1) GIVE AN EXPLANATION OF DEDUCTIONS:

Principal payment.







                   ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                           For the Year Ended December 31, 1998

                     SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company.
               Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

------------------------------------------------------------------------------------------
                                                                BALANCE AT      BALANCE AT
                                                                 BEGINNING        CLOSE
                       DESCRIPTION                                OF YEAR        OF YEAR
------------------------------------------------------------------------------------------
                                                                   (Thousands of Dollars)
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES







                                                                -----------     ----------
                                           TOTAL                   $  -          $   -
                                                                ===========     ==========
------------------------------------------------------------------------------------------
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

The Connecticut Light and Power Company                            $ 1,600       $  1,092
Western Massachusetts Electric Company                                  46             47
Northeast Utilities Service Company                                 20,639            750
Northeast Utilities                                                    180            195
Public Service Company of New Hampshire                                210           -
North Atlantic Energy Service Corporation                               41              5


                                                                -----------     ----------
                                           TOTAL                   $22,716       $  2,089
                                                                ===========     ==========
------------------------------------------------------------------------------------------
ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

Millstone 3 Funding Liability                                      $39,801       $ 51,304
Pension Cost                                                        35,855         42,075
VEPCO and PECO Incentive Fees                                        4,752           -
Performance Reward Program                                           3,485          6,310
Payroll Accrual                                                      2,748          3,819
Severance Accrual                                                      481           (158)
Miscellaneous (2 items)                                                (25)            (5)
                                                                -----------     ----------
                                           TOTAL                   $87,097       $103,345
                                                                ===========     ==========






                ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                        For the Year Ended December 31, 1998

                                   SCHEDULE XIV

                            NOTES TO FINANCIAL STATEMENTS




INSTRUCTIONS:   The space below is provided for important notes regarding
                the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   General
   Northeast Nuclear Energy Company (NNECO or the company) is a wholly owned subsidiary of Northeast Utilities (NU). The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH), Western Massachusetts Electric Company (WMECO), Holyoke Water Power Company and North Atlantic Energy Corporation are the operating subsidiaries of the Northeast Utilities system (the NU system) and are wholly owned by NU. NNECO acts as agent for the NU system companies and other New England utilities in operating the Millstone nuclear generating facilities. Millstone 1 and 2 are wholly owned by CL&P and WMECO. Millstone 3 is owned by CL&P, PSNH, WMECO and other nonaffiliated utilities. The costs of the nuclear units are recorded on the books of CL&P, PSNH, WMECO and the nonaffiliated utilities are in their proportionate ownership shares.

   Other wholly owned subsidiaries of NU provide support services for the NU system companies and, in some cases, for other New England utilities. Northeast Utilities Service Company (NUSCO) provides centralized accounting, administrative, data processing, engineering, financial, legal, operational, planning, purchasing and other services to the NU system companies. North Atlantic Energy Service Corporation has operational responsibility of the Seabrook nuclear power plant.

   All transactions among affiliated companies are on a recovery of cost basis which may include amounts representing a return on equity and are subject to approval of various federal and state regulatory agencies.

   Public Utility Regulation
   NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (the 1935 Act). NU and its subsidiaries, including NNECO, are subject to the provisions of the 1935 Act.

   Revenues
   The company provides services to the affiliated utility companies on the basis of recovery of cost plus return on capital, as defined under the terms of agreements, which have been approved by various federal and state regulatory commissions having jurisdiction over operations of the company and the affiliated utility companies.

   Depreciation
   The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency.

   Except for major facilities, depreciation rates are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. The depreciation rates for the several classes of utility plant-in-service are equivalent to a composite rate of 4.6 percent in 1998 and 4.5 percent in 1997.

2. LEASES

   The company has entered into lease agreements with two unaffiliated third parties for the use of nuclear control room simulators (simulators) for Millstone 1 and 2, and CL&P's and WMECO's share of the Millstone 3 simulator. In addition, the company's affiliates have entered into lease agreements for the use of data processing equipment, office equipment, vehicles and office space. NNECO is billed for its proportionate share of these leases through the intercompany billing system. The provisions of these lease agreements generally provide for renewal options.

   Rental payments charged to operating expenses for 1998 and 1997 amounted to approximately $4.8 million each year for capital lease rental payments and $5.1 million and $6.1 million, respectively, for operating lease rental payments.

   Interest included in capital lease rental payments for 1998 and 1997 was approximately $1.2 million and $1.6 million, respectively.

   Future minimum rental payments, excluding executory costs such as property taxes, state use taxes, insurance and maintenance, under long-term noncancelable leases as of December 31, 1998, are approximately:

        Period                         Capital Leases      Operating Leases
                                              (Thousands of Dollars)

        1999                               $4,100               $220
        2000                                3,800                150
        2001                                1,700                 60
        2002                                 -                    30
        2003                                 -                    20
        After 2003                           -                    20

        Future minimum lease payments       9,600               $500
        Less amount representing interest   1,300

        Present value of future minimum
         lease payments                    $8,300

3. SHORT-TERM DEBT

   Certain subsidiaries of NU, including NNECO, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the NU system, and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool, but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive and pay interest based on the average daily Federal Funds rate. Borrowings based on loans from NU parent, however, bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 1998 and 1997, NNECO had no borrowings outstanding under the Pool.

4. LONG-TERM DEBT

   Detail of long-term debt outstanding is:

   December 31,                                1998                1997
                                              (Thousands of Dollars)

   7.67% Senior Notes, due 2000              $12,022             $18,033
        Less:  Amounts due within one year     6,011               6,011
        Long-term debt, net                  $ 6,011             $12,022


   Cash sinking-fund requirements on debt outstanding at December 31, 1998 are approximately $6,011,000 for 1999 and $5,776,000 for 2000. There are no cash sinking-fund requirements after 2000.

5. PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

   The NU system subsidiaries, including NNECO, participate in a uniform noncontributory defined benefit retirement plan covering all regular NU system employees. Benefits are based on years of service and the employees' highest eligible compensation during 60 consecutive months of employment. NNECO's direct portion of the NU system's pension cost, part of which was charged to utility plant, approximated $6.2 million in 1998 and $5.4 million in 1997.

   Currently, NNECO funds annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. Pension costs are determined using market-related values of pension assets.

   The NU system subsidiaries, including NNECO, also provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. These benefits are available for employees retiring from the NU system who have met specified service requirements. For current employees and certain retirees, the total benefit is limited to two times the 1993 per-retiree health care cost. These costs are charged to expense over the future estimated worklife of the employee.

   NNECO is funding postretirement costs through external trusts. NNECO is funding, on an annual basis, amounts that are tax-deductible under the Internal Revenue Code.

   Pension and trust assets are invested primarily in domestic and international equity securities and bonds.



   The following table represents the plans' beginning benefit obligation balance reconciled to the ending benefit obligation balance, beginning fair value of plan assets balance reconciled to the ending fair value of plan assets balance and the respective funds' funded status reconciled to the Balance Sheets:

   The components of net cost are:

                                              At December 31,
                                    Pension Benefits     Postretirement Benefits
                                    1998        1997         1998        1997
(Thousands of Dollars)

Change in benefit obligation
Benefit obligation at beginning
  of year                         $(111,394)  $(107,001)   $(15,178)   $(16,389)
Service cost                         (7,163)     (5,572)     (1,038)       (689)
Interest cost                        (8,631)     (7,715)     (1,289)     (1,072)
Transfers                            (5,397)      1,190        -           -
Actuarial (loss)/gain               (10,220)      4,897      (2,766)      2,263
Benefits paid                         2,826       2,827       1,017         709
Benefit obligation at end of year $(139,979)  $(111,394)   $(19,254)   $(15,178)

Change in plan assets
Fair value of plan assets at
  beginning of year               $ 103,949   $  89,828    $ 10,008    $  7,881
Actual return on  plan assets        14,492      18,138       1,290       1,599
Employer contribution                  -           -          1,634       1,237
Benefits paid                        (2,826)     (2,827)     (1,017)       (709)
Transfers                             5,397      (1,190)       -           -
Fair value of plan assets at end
  of year                          $121,012    $103,949     $11,915     $10,008
Funded status at December 31       $(18,967)   $ (7,445)    $(7,339)    $(5,170)
Unrecognized transition amount       (1,439)     (1,584)      3,882       4,159
Unrecognized prior service cost       3,546       3,804        -           -
Unrecognized net gain                (25,215)   (30,630)      3,457       1,011
Accrued benefit cost               $ (42,075)  $(35,855)    $  -        $  -

The following actuarial assumptions were used in calculating the plans' year-end funded status:

                                              At December 31,
                                    Pension Benefits     Postretirement Benefits
                                    1998        1997         1998        1997
Discount rate                       7.00%       7.25%        7.00%       7.25%
Compensation/progression rate       4.25%       4.25%        4.25%       4.25%
Health care cost trend rate (a)      N/A         N/A         5.22%       5.76%

(a) The annual growth in per capita cost of covered health care benefits was assumed to decrease to 4.40 percent by 2001.

The components of net periodic benefit cost are:


                                      For the Years Ended December 31,
                                    Pension Benefits     Postretirement Benefits
                                    1998        1997         1998        1997
(Thousands of Dollars)

Service cost                       $ 7,163    $ 5,572       $1,038      $  689
Interest cost                        8,631      7,715        1,289       1,072
Expected return on  plan assets     (8,848)    (7,269)        (747)       (552)
Amortization of  unrecognized
  transition (asset)/obligation       (145)      (145)         277         277
Amortization of prior service cost     258        258         -           -
Amortization of actuarial gain        (838)      (727)        -           -
Other amortization,  net              -          -            (223)       (250)
Net periodic benefit cost          $ 6,221    $ 5,404       $1,634      $1,236


For calculating pension and postretirement benefit costs, the following assumptions were used:

                                      For the Years Ended December 31,
                                    Pension Benefits     Postretirement Benefits
                                    1998        1997         1998        1997

Discount rate                       7.25%       7.75%        7.25%       7.75%
Expected long-term rate of return   9.50%       9.25%         N/A         N/A
Compensation/ progression rate      4.25%       4.75%        4.25%       4.75%
Long-term rate of return-
  Health assets, net of tax          N/A         N/A         7.75%       7.50%
  Life assets                        N/A         N/A         9.50%       9.25%

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:


                                    One Percentage       One Percentage
(Thousands of Dollars)              Point Increase       Point Decrease

Effect on  total service and
  interest cost components             $  87                  $ (99)
Effect on  postretirement
  benefit obligation                     727                   (833)

The trust holding the health plan assets is subject to federal income taxes at a 39.6 percent tax rate.


6. NUCLEAR PERFORMANCE

   All three Millstone units were placed on the NRC watch list on January 29, 1996. The units cannot be restarted without appropriate NRC approvals. Millstone 3 has received these approvals and resumed operation in July 1998. Restart efforts continue for Millstone 2 and it is expected to be ready to restart in the spring of 1999. The estimated replacement power costs are approximately $8 million per month while Millstone 2 remains out of service. In July 1998, CL&P and WMECO decided to retire Millstone 1 and prepare for final decommissioning.






                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         FOR THE YEAR ENDED DECEMBER 31, 1998

                                     SCHEDULE XV

                            COMPARATIVE INCOME STATEMENT

---------------------------------------------------------------------------------------

  ACCOUNT         DESCRIPTION                                 1998             1997
---------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)

           INCOME
           ------
    457    Services rendered to associate companies          $470,221         $631,692
    458    Services rendered to nonassociate companies         61,445          102,883
    421    Miscellaneous income or loss                         2,848            4,981
                                                          ------------      -----------
                                     Total Income             534,514          739,556
                                                          ------------      -----------

           EXPENSE
           -------
  Nuclear Power Expenses
    517    Operation Supervision and Engineering               94,451          140,209
    519    Coolants and Water                                   4,743            4,410
    520    Steam Expenses                                      27,362           30,906
    523    Electric Expenses                                   10,540           11,807
    524    Miscellaneous Nuclear Power Expenses                78,377           74,041
    525    Rents                                                5,725            5,579
    528    Maintenance Supervision and Engineering             69,036           85,234
    529    Maintenance of Structures                           14,332           14,799
    530    Maintenance of Reactor Plant Equipment              88,581          162,792
    531    Maintenance of Electric Plant                       51,885          115,900
    532    Maintenance of Miscellaneous Nuclear Plant             500              663
  Transmission Expenses
    560    Operation Supervision and Engineering                    0                0
    562    Station Expenses                                     1,468            1,565
    566    Miscellaneous Transmission Expenses                      0                0
    568    Maintenance Supervision and Engineering                  0                0
    569    Maintenance of Structures                                0                0
    570    Maintenance of Station Equipment                         0                0
  Administrative and General Expenses
    920    Salaries and wages                                  12,469           12,177
    921    Office supplies and expenses                         6,969            8,153
    922    Administrative expense transferred-credit                                 0
    923    Outside services employed                           16,469           18,588
    924    Property insurance                                   1,098           (1,227)
    925    Injuries and damages                                 4,462            4,296
    926    Employee pensions and benefits                      20,758           18,979
    928    Regulatory commission expense                           15               90
    930.1  General advertising expenses                             0                0
    930.2  Miscellaneous general expenses                         398              947
    931    Rents                                                3,002            4,434
    932    Maintenance of structures and equipment                601              639
  All other expenses
    403    Depreciation and amortization expense                1,768            1,623
    408    Taxes other than income taxes                       12,860           11,239
    409    Income taxes                                         1,798            7,975
    410    Provision for deferred income taxes                  1,467              837
    411    Provision for deferred income taxes-credit          (5,509)          (5,989)
    411.5  Investment tax credit                                  (65)             (65)
    426.1  Donations                                               32               24
    426.5  Other deductions                                     4,195            4,121
    427    Interest on long-term debt                           1,921            2,007
    430    Interest on debt to associate companies                  0                0
    431    Other interest expense                                 747              805
                                                          ------------      -----------
                                     Total Expense            532,455          737,558
                                                          ------------      -----------
                               Net Income                    $  2,059         $  1,998
                                                          ============      ===========









                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 1998

                                ANALYSIS OF BILLING

                                ASSOCIATE COMPANIES
                                   ACCOUNT 457


------------------------------------------------------------------------------
                                   DIRECT    INDIRECT   COMPENSATIO   TOTAL
                                    COSTS      COSTS      FOR USE    AMOUNT
NAME OF ASSOCIATE COMPANY          CHARGED    CHARGED   OF CAPITAL   BILLED
------------------------------------------------------------------------------
                                             (Thousands of Dollars)

                                    457-1      457-2       457-3
                                 ---------------------------------------------

The Connecticut Light and
  Power Company                    $372,882                 $3,873   $376,755
Western Massachusetts
  Electric Company                   87,127                    906     88,033
Public Service Company
  of New Hampshire                    5,398                     35      5,433



                                 ---------- ---------- ----------- ----------

                           TOTAL   $465,407         $0      $4,814   $470,221
                                 ========== ========== =========== ==========









                  ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                          For the Year Ended December 31, 1998

                                   ANALYSIS OF BILLING

                                 NONASSOCIATE COMPANIES
                                      ACCOUNT 458

---------------------------------------------------------------------------------------------
                                  DIRECT  INDIRECT  COMPENSATION           EXCESS     TOTAL
                                  COSTS     COSTS    FOR USE      TOTAL       OR      AMOUNT
NAME OF NONASSOCIATE COMPANY     CHARGED   CHARGED  OF CAPITAL    COSTS   DEFICIENCY  BILLED
---------------------------------------------------------------------------------------------
                                                     (Thousands of Dollars)

                                  458-1     458-2     458-3                 458-4
                                -------------------------------------------------------------
Connecticut Yankee Atomic
  Power Company                 $    155                  0    $    155   $    0    $    155
Central Maine Power Company        4,740                 31       4,771                4,771
Central Vermont Public Service     3,287                 21       3,308                3,308
Montaup Electric Co.               7,594                 49       7,643                7,643
New England Power Co.             23,238                150      23,388               23,388
United Illuminating Company        6,978                 44       7,022                7,022
Fitchburg Gas & Electric Co.         413                  3         416                  416
Chicopee Municipal Electric        2,594                 17       2,611                2,611
Massachusetts Municipal
  Wholesale                        9,197                 59       9,256                9,256
Lyndonville Electric Department       93                  1          94                   94
Connecticut Municipal Electric
  Coop                             2,078                 13       2,091                2,091
Vermont Electric Gen & Trans.        686                  4         690                  690
                                -------------------------------------------------------------
                                $ 61,053    $   0   $   392    $ 61,445   $    0    $ 61,445
                                =============================================================




INSTRUCTIONS:  Provide a brief description of the services rendered to each nonassociate company:

The Company acts as agent in operating Millstone Unit 3 for the nonassociate companies.











ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
        For the Year Ended December 31, 1998

                    SCHEDULE XVI
         ANALYSIS OF CHARGES FOR SERVICE
      ASSOCIATE AND NONASSOCIATE COMPANIES
--------------------------------------------------------------------------
                                                 ASSOCIATE COMPANY CHARGES
                                                 -------------------------
ACCOUNT                                           DIRECT INDIRECT
NUMBER      DESCRIPTION OF ITEMS                   COST    COST    TOTAL
---------------------------------------------------------------------------

Nuclear Power Expenses
517   OPERATION SUPERVISION AND ENGINEERING      $ 84,996   $  0  $ 84,996
519   COOLANTS AND WATER                            4,056      0     4,056
520   STEAM EXPENSES                               23,642      0    23,642
523   ELECTRIC EXPENSES                             9,168      0     9,168
524   MISCELLANEOUS NUCLEAR POWER EXPENSES         68,311      0    68,311
525   RENTS                                         4,510      0     4,510
528   MAINTENANCE SUPERVISION AND ENGINEERING      60,492      0    60,492
529   MAINTENANCE OF STRUCTURES                    13,580      0    13,580
530   MAINTENANCE OF REACTOR PLANT EQUIPMENT       81,302      0    81,302
531   MAINTENANCE OF ELECTRIC PLANT                44,434      0    44,434
532   MAINTENANCE OF MISCELLANEOUS NUCLEAR PLANT      445      0       445
Transmission Expenses
560   OPERATION SUPERVISION AND ENGINEERING             0      0         0
562   STATION EXPENSES                                120      0       120
566   MISCELLANEOUS TRANSMISSION EXPENSES               0      0         0
568   MAINTENANCE SUPERVISION AND ENGINEERING           0      0         0
569   MAINTENANCE OF STRUCTURES                         0      0         0
570   MAINTENANCE OF STATION EQUIPMENT                  0      0         0
Administrative and General Expenses
920   SALARIES AND WAGES                           10,976      0    10,976
921   OFFICE SUPPLIES AND EXPENSES                  6,141      0     6,141
922   ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT         0      0         0
923   OUTSIDE SERVICES EMPLOYED                    14,507      0    14,507
924   PROPERTY INSURANCE                              929      0       929
925   INJURIES AND DAMAGES                          3,728      0     3,728
926   EMPLOYEE PENSIONS AND BENEFITS               18,292      0    18,292
928   REGULATORY COMMISSION EXPENSE                    13      0        13
930.1 GENERAL ADVERTISING EXPENSES                      0      0         0
930.2 MISCELLANEOUS GENERAL EXPENSES                  352      0       352
931   RENTS                                         2,645      0     2,645
932   MAINTENANCE OF STRUCTURES AND EQUIPMENT         524      0       524
All other expenses                                             0
403   DEPRECIATION AND AMORTIZATION EXPENSES        1,572      0     1,572
408   TAXES OTHER THAN INCOME TAXES                11,256      0    11,256
409   INCOME TAXES                                  1,804      0     1,804
410   PROVISION FOR DEFERRED INCOME TAXES           1,467      0     1,467
411   PROVISION FOR DEFERRED INCOME TAXES-CREDIT   (5,509)     0    (5,509)
411.5 INVESTMENT TAX CREDIT                           (65)     0       (65)
426.1 DONATIONS                                        29      0        29
426.5 OTHER DEDUCTIONS                              3,679      0     3,679
427   INTEREST ON LONG-TERM DEBTS                       0      0         0
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES           0      0         0
431   OTHER INTEREST EXPENSE                          747      0       747
                                                 --------------------------
                          SUBTOTAL EXPENSES =    $468,143   $  0  $468,143

      COMPENSATION FOR USE OF CAPITAL=
427   INTEREST ON LONG-TERM DEBTS                                    1,921
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES                            0
431   OTHER INTEREST EXPENSE                                             0
525   RENTS                                                            833
                                                                  ---------
                             TOTAL EXPENSES =                     $470,897
421   MISCELLANEOUS INCOME - CREDIT                (2,735)     0    (2,735)
      NET INCOME                                                     2,059
                                                 --------------------------
           TOTAL COST OF SERVICE =               $465,408   $   0 $470,221
                                                 ==========================

      INSTRUCTION: Total cost of service will
      equal for associate and nonassociate
      companies the total amount billed under
      their separate analysis of billing
      schedules.







                    ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
                          For the Year Ended December 31, 1998

                                      SCHEDULE XVI
                            ANALYSIS OF CHARGES FOR SERVICE
                          ASSOCIATE AND NONASSOCIATE COMPANIES
------------------------------------------------------------------------------
                                                  NONASSOCIATE COMPANY CHARGES
                                                 -----------------------------
ACCOUNT                                           DIRECT  INDIRECT
NUMBER      DESCRIPTION OF ITEMS                   COST     COST       TOTAL
------------------------------------------------------------------------------
                                                   (Thousands of Dollars)
Nuclear Power Expenses
517   OPERATION SUPERVISION AND ENGINEERING      $ 9,455   $   0      $ 9,455
519   COOLANTS AND WATER                             687       0          687
520   STEAM EXPENSES                               3,720       0        3,720
523   ELECTRIC EXPENSES                            1,372       0        1,372
524   MISCELLANEOUS NUCLEAR POWER EXPENSES        10,066       0       10,066
525   RENTS                                          (10)      0          (10)
528   MAINTENANCE SUPERVISION AND ENGINEERING      8,544       0        8,544
529   MAINTENANCE OF STRUCTURES                      752       0          752
530   MAINTENANCE OF REACTOR PLANT EQUIPMENT       7,279       0        7,279
531   MAINTENANCE OF ELECTRIC PLANT                7,451       0        7,451
532   MAINTENANCE OF MISCELLANEOUS NUCLEAR PLANT      55       0           55
Transmission Expenses
560   OPERATION SUPERVISION AND ENGINEERING            0       0            0
562   STATION EXPENSES                             1,348       0        1,348
566   MISCELLANEOUS TRANSMISSION EXPENSES              0       0            0
568   MAINTENANCE SUPERVISION AND ENGINEERING          0       0            0
569   MAINTENANCE OF STRUCTURES                        0       0            0
570   MAINTENANCE OF STATION EQUIPMENT                 0       0            0
Administrative and General Expenses
920   SALARIES AND WAGES                           1,493       0        1,493
921   OFFICE SUPPLIES AND EXPENSES                   828       0          828
922   ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT        0       0            0
923   OUTSIDE SERVICES EMPLOYED                    1,962       0        1,962
924   PROPERTY INSURANCE                             169       0          169
925   INJURIES AND DAMAGES                           734       0          734
926   EMPLOYEE PENSIONS AND BENEFITS               2,466       0        2,466
928   REGULATORY COMMISSION EXPENSE                    2       0            2
930.1 GENERAL ADVERTISING EXPENSES                     0       0            0
930.2 MISCELLANEOUS GENERAL EXPENSES                  46       0           46
931   RENTS                                          357       0          357
932   MAINTENANCE OF STRUCTURES AND EQUIPMENT         77       0           77
All other expenses                                             0
403   DEPRECIATION AND AMORTIZATION EXPENSES         196       0          196
408   TAXES OTHER THAN INCOME TAXES                1,604       0        1,604
409   INCOME TAXES                                    (6)      0           (6)
410   PROVISION FOR DEFERRED INCOME TAXES              0       0            0
411   PROVISION FOR DEFERRED INCOME TAXES-CREDIT       0       0            0
411.5 INVESTMENT TAX CREDIT                            0       0            0
426.1 DONATIONS                                        3       0            3
426.5 OTHER DEDUCTIONS                               516       0          516
427   INTEREST ON LONG-TERM DEBTS                      0       0            0
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES          0       0            0
431   OTHER INTEREST EXPENSE                           0       0            0
                                                 ----------------------------
                          SUBTOTAL EXPENSES =    $61,166   $   0      $61,166

      COMPENSATION FOR USE OF CAPITAL=
427   INTEREST ON LONG-TERM DEBTS                                           0
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES                               0
431   OTHER INTEREST EXPENSE                                                0
525   RENTS                                                               392
                                                                  ------------
                             TOTAL EXPENSES =                         $61,558
421   MISCELLANEOUS INCOME - CREDIT                 (113)      0         (113)
      NET INCOME                                                            0
                                                 -----------------------------
           TOTAL COST OF SERVICE =               $61,053       0      $61,445
                                                 =============================

      INSTRUCTION: Total cost of service will
      equal for associate and nonassociate
      companies the total amount billed under
      their separate analysis of billing
      schedules.








ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
        For the Year Ended December 31, 1998

                    SCHEDULE XVI
         ANALYSIS OF CHARGES FOR SERVICE
      ASSOCIATE AND NONASSOCIATE COMPANIES
-------------------------------------------------------------------------------
                                                    TOTAL CHARGES FOR SERVICE
                                                 ------------------------------
ACCOUNT                                            DIRECT  INDIRECT
NUMBER      DESCRIPTION OF ITEMS                    COST     COST      TOTAL
-------------------------------------------------------------------------------

Nuclear Power Expenses
517   OPERATION SUPERVISION AND ENGINEERING       $ 94,451    $   0   $ 94,451
519   COOLANTS AND WATER                             4,743        0      4,743
520   STEAM EXPENSES                                27,362        0     27,362
523   ELECTRIC EXPENSES                             10,540        0     10,540
524   MISCELLANEOUS NUCLEAR POWER EXPENSES          78,377        0     78,377
525   RENTS                                          4,500        0      4,500
528   MAINTENANCE SUPERVISION AND ENGINEERING       69,036        0     69,036
529   MAINTENANCE OF STRUCTURES                     14,332        0     14,332
530   MAINTENANCE OF REACTOR PLANT EQUIPMENT        88,581        0     88,581
531   MAINTENANCE OF ELECTRIC PLANT                 51,885        0     51,885
532   MAINTENANCE OF MISCELLANEOUS NUCLEAR PLANT       500        0        500
Transmission Expenses
560   OPERATION SUPERVISION AND ENGINEERING              0        0          0
562   STATION EXPENSES                               1,468        0      1,468
566   MISCELLANEOUS TRANSMISSION EXPENSES                0        0          0
568   MAINTENANCE SUPERVISION AND ENGINEERING            0        0          0
569   MAINTENANCE OF STRUCTURES                          0        0          0
570   MAINTENANCE OF STATION EQUIPMENT                   0        0          0
Administrative and General Expenses
920   SALARIES AND WAGES                            12,469        0     12,469
921   OFFICE SUPPLIES AND EXPENSES                   6,969        0      6,969
922   ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT          0        0          0
923   OUTSIDE SERVICES EMPLOYED                     16,469        0     16,469
924   PROPERTY INSURANCE                             1,098        0      1,098
925   INJURIES AND DAMAGES                           4,462        0      4,462
926   EMPLOYEE PENSIONS AND BENEFITS                20,758        0     20,758
928   REGULATORY COMMISSION EXPENSE                     15        0         15
930.1 GENERAL ADVERTISING EXPENSES                       0        0          0
930.2 MISCELLANEOUS GENERAL EXPENSES                   398        0        398
931   RENTS                                          3,002        0      3,002
932   MAINTENANCE OF STRUCTURES AND EQUIPMENT          601        0        601
All other expenses
403   DEPRECIATION AND AMORTIZATION EXPENSES         1,768        0      1,768
408   TAXES OTHER THAN INCOME TAXES                 12,860        0     12,860
409   INCOME TAXES                                   1,798        0      1,798
410   PROVISION FOR DEFERRED INCOME TAXES            1,467        0      1,467
411   PROVISION FOR DEFERRED INCOME TAXES-CREDIT    (5,509)       0     (5,509)
411.5 INVESTMENT TAX CREDIT                            (65)       0        (65)
426.1 DONATIONS                                         32        0         32
426.5 OTHER DEDUCTIONS                               4,195        0      4,195
427   INTEREST ON LONG-TERM DEBTS                        0        0          0
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES            0        0          0
431   OTHER INTEREST EXPENSE                           747        0        747
                                                 ------------------------------
                          SUBTOTAL EXPENSES =     $529,309    $   0   $529,309

      COMPENSATION FOR USE OF CAPITAL=
427   INTEREST ON LONG-TERM DEBTS                                        1,921
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES                                0
431   OTHER INTEREST EXPENSE                                                 0
525   RENTS                                                              1,225
                                                                     ----------
                             TOTAL EXPENSES =                         $532,455
421   MISCELLANEOUS INCOME - CREDIT                 (2,848)       0     (2,848)
      NET INCOME                                                         2,059
                                                 ------------------------------
           TOTAL COST OF SERVICE =                $526,461    $   0   $531,666
                                                 ==============================

      INSTRUCTION: Total cost of service will
      equal for associate and nonassociate
      companies the total amount billed under
      their separate analysis of billing
      schedules.







                ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
                      For the Year Ended December 31, 1998

                                SCHEDULE XVII
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION
----------------------------------------------------------------------------


 ACCOUNT                                                TOTAL
 NUMBER        DESCRIPTION OF ITEMS                     AMOUNT     OVERHEAD
----------------------------------------------------------------------------
                                                      (Thousands of Dollars)
Nuclear Power Expenses
517      OPERATION SUPERVISION AND ENGINEERING         $ 94,451      $    0
519      COOLANTS AND WATER                               4,743           0
520      STEAM EXPENSES                                  27,362           0
523      ELECTRIC EXPENSES                               10,540           0
524      MISCELLANEOUS NUCLEAR POWER EXPENSES            78,377           0
525      RENTS                                            5,725       1,225
528      MAINTENANCE SUPERVISION AND ENGINEERING         69,036           0
529      MAINTENANCE OF STRUCTURES                       14,332           0
530      MAINTENANCE OF REACTOR PLANT EQUIPMENT          88,581           0
531      MAINTENANCE OF ELECTRIC PLANT                   51,885           0
532      MAINTENANCE OF MISCELLANEOUS NUCLEAR PLANT         500           0
Transmission Expenses
560      OPERATION SUPERVISION AND ENGINEERING                0           0
562      STATION EXPENSES                                 1,468           0
566      MISCELLANEOUS TRANSMISSION EXPENSES                  0           0
568      MAINTENANCE SUPERVISION AND ENGINEERING              0           0
569      MAINTENANCE OF STRUCTURES                            0           0
570      MAINTENANCE OF STATION EQUIPMENT                     0           0
Administrative and General Expenses
920      SALARIES AND WAGES                              12,469           0
921      OFFICE SUPPLIES AND EXPENSES                     6,969           0
922      ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT            0           0
923      OUTSIDE SERVICES EMPLOYED                       16,469           0
924      PROPERTY INSURANCE                               1,098           0
925      INJURIES AND DAMAGES                             4,462           0
926      EMPLOYEE PENSIONS AND BENEFITS                  20,758           0
928      REGULATORY COMMISSION EXPENSE                       15           0
930.1    GENERAL ADVERTISING EXPENSES                         0           0
930.2    MISCELLANEOUS GENERAL EXPENSES                     398           0
931      RENTS                                            3,002           0
932      MAINTENANCE OF STRUCTURES AND EQUIPMENT            601           0
All other expenses
403      DEPRECIATION AND AMORTIZATION EXPENSES           1,768           0
408      TAXES OTHER THAN INCOME TAXES                   12,860           0
409      INCOME TAXES                                     1,798           0
410      PROVISION FOR DEFERRED INCOME TAXES              1,467           0
411      PROVISION FOR DEFERRED INCOME TAXES-CREDIT      (5,509)          0
411.5    INVESTMENT TAX CREDIT                              (65)          0
426.1    DONATIONS                                           32           0
426.5    OTHER DEDUCTIONS                                 4,195           0
427      INTEREST ON LONG-TERM DEBTS                      1,921       1,921
430      INTEREST ON DEBT TO ASSOCIATE COMPANIES              0           0
431      OTHER INTEREST EXPENSE                             747           0
                                                      ----------------------
                                TOTAL EXPENSES =       $532,455      $3,146
                                                      ======================

         INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3
         General Structure of Accounting System:
         Uniform System of Accounts)








ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
    For the Year Ended December 31, 1998

                SCHEDULE XVII
    SCHEDULE OF EXPENSE DISTRIBUTION BY
       DEPARTMENT OR SERVICE FUNCTION
------------------------------------------------------------------------------------------
                                                         DEPARTMENT OR SERVICE FUNCTION
                                                      ------------------------------------
 ACCOUNT                                               MILLSTONE   MILLSTONE   MILLSTONE
 NUMBER        DESCRIPTION OF ITEMS                     UNIT #1     UNIT #2     UNIT #3
------------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)
Nuclear Power Expenses
517      OPERATION SUPERVISION AND ENGINEERING            $19,329    $ 45,565    $ 29,557
519      COOLANTS AND WATER                                 1,068       1,528       2,147
520      STEAM EXPENSES                                     5,627      10,104      11,631
523      ELECTRIC EXPENSES                                  2,450       3,800       4,290
524      MISCELLANEOUS NUCLEAR POWER EXPENSES              21,257      26,848      30,272
525      RENTS                                              1,500       1,666       1,334
528      MAINTENANCE SUPERVISION AND ENGINEERING            7,545      34,781      26,710
529      MAINTENANCE OF STRUCTURES                          1,844      10,135       2,353
530      MAINTENANCE OF REACTOR PLANT EQUIPMENT             1,523      64,296      22,762
531      MAINTENANCE OF ELECTRIC PLANT                      3,604      24,984      23,297
532      MAINTENANCE OF MISCELLANEOUS NUCLEAR PLANT           164         164         172
Transmission Expenses
560      OPERATION SUPERVISION AND ENGINEERING                  0           0           0
562      STATION EXPENSES                                       0           0       1,468
566      MISCELLANEOUS TRANSMISSION EXPENSES                    0           0           0
568      MAINTENANCE SUPERVISION AND ENGINEERING                0           0           0
569      MAINTENANCE OF STRUCTURES                              0           0           0
570      MAINTENANCE OF STATION EQUIPMENT                       0           0           0
Administrative and General Expenses
920      SALARIES AND WAGES                                 3,665       4,083       4,721
921      OFFICE SUPPLIES AND EXPENSES                       2,137       2,235       2,597
922      ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT              0           0           0
923      OUTSIDE SERVICES EMPLOYED                          4,022       3,934       8,513
924      PROPERTY INSURANCE                                   269         301         528
925      INJURIES AND DAMAGES                                 607       1,561       2,294
926      EMPLOYEE PENSIONS AND BENEFITS                     6,286       6,756       7,716
928      REGULATORY COMMISSION EXPENSE                          4           4           7
930.1    GENERAL ADVERTISING EXPENSES                           0           0           0
930.2    MISCELLANEOUS GENERAL EXPENSES                       131         124         143
931      RENTS                                                930         955       1,117
932      MAINTENANCE OF STRUCTURES AND EQUIPMENT              164         196         241
All other expenses
403      DEPRECIATION AND AMORTIZATION EXPENSES               719         491         558
408      TAXES OTHER THAN INCOME TAXES                      3,807       4,127       4,926
409      INCOME TAXES                                         908         908         (18)
410      PROVISION FOR DEFERRED INCOME TAXES                  734         733           0
411      PROVISION FOR DEFERRED INCOME TAXES-CREDIT        (2,755)     (2,754)          0
411.5    INVESTMENT TAX CREDIT                                (32)        (33)          0
426.1    DONATIONS                                             10          11          11
426.5    OTHER DEDUCTIONS                                   1,054       1,528       1,613
427      INTEREST ON LONG-TERM DEBTS                            0           0           0
430      INTEREST ON DEBT TO ASSOCIATE COMPANIES                0           0           0
431      OTHER INTEREST EXPENSE                               374         373           0
                                                      ------------------------------------
                                TOTAL EXPENSES =          $88,945    $249,404    $190,960
                                                      ====================================

         INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3
         General Structure of Accounting System:
         Uniform System of Accounts)








            ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                   For the Year Ended December 31, 1998

                            SCHEDULE XVII
                            -------------

                      KEYS FOR SERVICE FUNCTIONS
                      --------------------------

  KEYS                     SERVICE FUNCTION
  ----                     ----------------



            The individual unit for which NNECO provides service is listed separately on Page 24.








                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
                        For the Year Ended December 31, 1998
                         DEPARTMENTAL ANALYSIS OF SALARIES
                         ---------------------------------


                                    DEPARTMENTAL SALARY EXPENSE
NAME OF DEPARTMENT                 INCLUDED IN AMOUNTS BILLED TO      NUMBER OF
------------------            --------------------------------------- PERSONNEL
Indicate each dept.             TOTAL   PARENT   OTHER       NON         END
or service function.           AMOUNT  COMPANY ASSOCIATES ASSOCIATES   OF YEAR
--------------------          --------------------------------------- ---------
                                            (Thousands of Dollars)
MILLSTONE UNIT #1             $ 20,954  $   0   $ 20,954   $     0    $  365

MILLSTONE UNIT #2               48,507      0     48,507         0       596

MILLSTONE UNIT #3               52,310      0     35,581   $16,729       657
                              --------------------------------------- ---------

                              $121,771  $   0   $105,042   $16,729    $1,618
                              ======================================= =========











                        ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                             For the Year Ended December 31, 1998

                                  OUTSIDE SERVICES EMPLOYED

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
----------------------------------------------------------------------------------------
                                                                RELATIONSHIP
                                                                "A"-ASSOCIATE
                                                                  "NA"-NON
          FROM WHOM PURCHASED                  ADDRESS            ASSOCIATE    AMOUNT
----------------------------------------------------------------------------------------
                                                                             (Thousands
                                                                             of Dollars)
ENGINEERING SERVICES
--------------------
ABB CE NUCLEAR POWER                                                 NA         $   256
BARTLETT NUCLEAR INC                                                 NA             982
CATARACT, INC.                                                       NA           1,981
CONTINGENCY MANAGEMENT ASSOCIATES                                    NA           1,928
CONTRACT SOLUTIONS                                                   NA             449
DUKE ENGINEERING & SERVICES INC                                      NA             817
JANUS MANAGEMENT ASSOCIATES                                          NA             318
LITTLE HARBOR CONSULTANTS INC                                        NA             206
MDM ENGINEERING CORP                                                 NA             262
ONSITE                                                               NA           1,606
PARSONS POWER GROUP INC                                              NA           9,514
PECO NUCLEAR                                                         NA           3,682
RAYTHEON QUALITY PROGRAMS DIVISION                                   NA             484
SARGENT & LUNDY, LLC                                                 NA           3,812
SECORE L L C                                                         NA             119
STONE & WEBSTER CONSTRUCTION CO. INC.                                NA           1,509
TEKTON RESOURCES                                                     NA             567
THE INDUS GROUP INC                                                  NA             371
VIRGINIA POWER                                                       NA           5,647
W D ASSOCIATES INC                                                   NA             346
WESTINGHOUSE ELECTRIC C0                                             NA             150
XCALIBER CONSULTING GROUP                                            NA             529
YANKEE ATOMIC ELECTRIC CO                                            NA             139
MISCELLANEOUS (22 PAYEES)                                            NA             404
                                                                             -----------
     TOTAL ENGINEERING SERVICES                                                 $36,078
                                                                             ===========
LEGAL SERVICES
--------------
CARMODY & TORRANCE DR                                                NA         $   130
COWDERY & ECKER LLC                                                  NA             117
DAY BERRY & HOWARD                                                   NA           1,004
IPRO INC                                                             NA             551
KILLIAN & GEPHART                                                    NA             244
MORGAN LEWIS & BOCKIUS, LLP                                          NA           2,967
RALPH G BIRD                                                         NA             108
ROSS DIXON & MASBACK                                                 NA             234
UPDIKE KELLY & SPELLACY                                              NA             544
WINSTON & STRAWN                                                     NA             250
                                                                             -----------
     TOTAL LEGAL SERVICES                                                       $ 6,149
                                                                             ===========

SECURITY SERVICES
-----------------
BURNS INTL SECURITY SERVICES                                         NA         $ 9,151
MISCELLANEOUS (1 PAYEE)                                              NA              11
                                                                             -----------
     TOTAL SECURITY SERVICES                                                    $ 9,162
                                                                             ===========
TELECOMMUNICATION SERVICES
--------------------------
LUCENT TECHNOLOGIES                                                  NA         $   144
SNET                                                                 NA             648
MISCELLANEOUS (9 PAYEES)                                             NA              45
                                                                             -----------
     TOTAL TELECOMMUNICATION SERVICES                                           $   837
                                                                             ===========
TEMPORARY EMPLOYMENT SERVICES
-----------------------------
MANPOWER INC                                                         NA         $   606
NEW ENGLAND MECH SVC INC                                             NA             150
NUCON                                                                NA             810
SUN TECHNICAL SERVICES INC                                           NA             124
                                                                             -----------
     TOTAL TEMPORARY EMPLOYMENT SERVICES                                        $ 1,690
                                                                             ===========
WATER TREATMENT SERVICES
------------------------
ECOLOCHEM                                                            NA         $   867
                                                                             -----------
     TOTAL WATER TREATMENT SERVICES                                             $   867
                                                                             ===========
COMPUTERS SERVICES
------------------
INDUS INTERNATIONAL INC                                              NA         $   265
INTERGRAPH CORP                                                      NA             150
PRIDE TECHNOLOGIES INC                                               NA             210
SCIENTECH INC                                                        NA             128
SMS SYSTEMS MAINTENANCE SERV                                         NA             206
MISCELLANEOUS (3 PAYEES)                                             NA              45
                                                                             -----------
     TOTAL COMPUTER SERVICES                                                    $ 1,004
                                                                             ===========
OTHER SERVICES
--------------
IKON OFFICE SOLUTIONS INC                                            NA         $   721
MEGAN CORP                                                           NA             211
NILSSON & ASSOCIATES                                                 NA             502
PRICEWATERHOUSECOOPERS LLP                                           NA             229
THAMES RECORDS MANAGEMENT INC                                        NA             127
MISCELLANEOUS (400 PAYEES)                                           NA           4,001
                                                                             -----------
     TOTAL OTHER SERVICES                                                       $ 5,791
                                                                             ===========

NORTHEAST UTILIITES SERVICE COMPANY
(Supplies centralized accounting,
administrative, data processing,
engineering, financial, legal,
operational, planning, purchasing
and other services)                                                   A         $ 5,821
                                                                             ===========
     GRAND TOTAL                                                                $67,399
                                                                             ===========




                            ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
                                   For the Year Ended December 31, 1998

                        OUTSIDE SERVICES EMPLOYED FOR PAYEES GREATER THAN $100,000


PAYEE NAME                     DESCRIPTION OF SERVICES RENDERED
----------------------------------------------------------------------------------------------------

ENGINEERING SERVICES
--------------------
ABB CE NUCLEAR POWER           COMBUSTION ENGINEERING RELATED SERVICES
BARTLETT NUCLEAR INC           PROVIDE HEALTH PHYSICS AND DECONTAMINATION SERVICES
CATARACT, INC.                 ENGINEERING TECHNICAL SUPPORT SERVICES
CONTINGENCY MANAGEMENT ASSOC   FURNISH FIRE PROTECTION SERVICES - MILLSTONE FACILITY
CONTRACT SOLUTIONS             ENGINEERING RESTART ACTIVITIES ASSESSMENT
DUKE ENG & SERVICES INC        ENGINEERING SUPPORT FOR THE MILLSTONE DESIGN ENGINEERING GROUP
JANUS MANAGEMENT ASSOCIATES    FURNISH CONSULTING SERVICES IN CONNECTION WITH ARBITRATION ISSUES
LITTLE HARBOR CONSULTANTS INC  INDEPENDENT THIRD PARTY OVERSIGHT OF EMPLOYEE SAFETY CONCERNS PROGRAM
                               AT MILLSTONE
MDM ENGINEERING CORP           ENGINEERING SUPPORT FOR RESTART EFFORTS INCLUDING INDEPENDENT REVIEW
ONSITE                         ENGINEERING SERVICES RELATED TO OPERATION AND MAINTENANCE
PARSONS POWER GROUP INC        CONSULTING SERVICES TO PROVIDE AN INDEPENDENT CORRECTIVE ACTION
                               VERIFICATION PROGRAM (ICAVP)
PECO NUCLEAR                   MANAGEMENT AND ENGINEERING CONSULTING SERVICES AT MILLSTONE
                               ACTIVITIES
RAYTHEON QUALITY PROGRAMS DIV. FURNISH ENGINEERING SERVICES TO PROVIDE PIPING AND COMPONENT ANALYSIS
SARGENT & LUNDY, LLC           CONSULTING SERVICES TO PROVIDE AN INDEPENDENT CORRECTIVE ACTION
                               VERIFICATION PROGRAM (ICAVP)
SECORE L L C                   PROVIDE SCHEDULING SERVICES TO MILLSTONE
STONE & WEBSTER CONST CO INC   SITE MAINTENANCE AND JANITORIAL SERVICES
TEKTON RESOURCES               ENGINEERING TECHNICAL SUPPORT SERVICES
THE INDUS GROUP INC            PROVIDE SUPPORT CONTROL DOCUMENTATION FOR ICAVP,  PROCESS REVIEW
VIRGINIA POWER                 MANAGEMENT AND ENGINEERING CONSULTING SERVICES AT MILLSTONE
W D ASSOCIATES INC             OPERATIONS, PROCESS, REGULATORY LICENSING & ENGINEERING CONSULTING
                               SERVICES FOR MILLSTONE RESTART EFFORTS
WESTINGHOUSE ELECTRIC CO       PROVIDE ENGINEERING SERVICES TO SUPPORT MILLSTONE RESTART
XCALIBER CONSULTING GROUP      REVIEW ISSUES ON MANAGEMENT AND SUPERVISORY PRACTICES AT MILLSTONE
YANKEE ATOMIC ELECTRIC CO      ENGINEERING SERVICES TO SUPPORT INDEPENDENT ASSESSMENT TEAM

LEGAL SERVICES
--------------
CARMODY & TORRANCE DR          FURNISH LEGAL SERVICES ON AN AS REQUESTED BASIS
COWDERY & ECKER LLC            FURNISH LEGAL SERVICES ON AN AS REQUESTED BASIS
DAY BERRY & HOWARD             FURNISH LEGAL SERVICES ON AN AS REQUESTED BASIS
IPRO INC                       FURNISH LEGAL SERVICES ON AN AS REQUESTED BASIS
KILLIAN & GEPHART              FURNISH LEGAL SERVICES ON AN AS REQUESTED BASIS
MORGAN LEWIS & BOCKIUS LLP     FURNISH LEGAL SERVICES ON AN AS REQUESTED BASIS
RALPH G BIRD                   CONSULTING SERVICES TO SUPPORT LEGAL PROCEEDINGS FOR MILLSTONE OUTAGES
ROSS DIXON & MASBACK           FURNISH LEGAL SERVICES ON AN AS REQUESTED BASIS
UPDIKE KELLY & SPELLACY        FURNISH LEGAL SERVICES ON AN AS REQUESTED BASIS
WINSTON & STRAWN               FURNISH LEGAL SERVICES ON AN AS REQUESTED BASIS

SECURITY SERVICES
-----------------
BURNS INTL SECURITY SERVICES   FURNISH SECURITY SERVICES AND EQUIPMENT FOR BASELINE SECURITY SUPPORT

TELECOMMUNICATION SERVICES
--------------------------
LUCENT TECHNOLOGIES            PROVIDE TELEPHONE SERVICES
SNET                           PROVIDE TELEPHONE SERVICES

TEMPORARY EMPLOYMENT SERVICES
-----------------------------
MANPOWER, INC.                 FURNISH TEMPORARY LABOR SERVICES
NEW ENGLAND MECH SVC INC       FURNISH TEMPORARY LABOR SERVICES
NUCON                          FURNISH TEMPORARY LABOR SERVICES
SUN TECHNICAL SERVICES INC     FURNISH TEMPORARY LABOR SERVICES

WATER TREATMENT SERVICES
-------------------------
ECOLOCHEM                      PROVIDE WATER TREATMENT PURIFICATION SERVICES

COMPUTER SERVICES
-----------------
INDUS INTERNATIONAL INC        CONSULTING SERVICES; SOFTWARE SUPPORT
INTERGRAPH CORP                PROVIDE COMPUTER EQUIPMENT AND SUPPLIES
PRIDE TECHNOLOGIES INC         PROVIDE COMPUTER EQUIPMENT AND SUPPLIES
SCIENTECH INC                  CONSULTING SERVICES; DATA INTERFACE AND OTHER SOFTWARE WORK
SMS SYSTEMS MAINTENANCE SERV   PROVIDE COMPUTER HARDWARE MAINTENANCE

OTHER SERVICES
---------------
IKON OFFICE SOLUTIONS INC      PROVIDE COPIERS AND MAINTENANCE
MEGAN CORP                     PROVIDE CONSULTING SERVICES FOR MILLSTONE
NILSSON & ASSOCIATES           PROVIDE CONSULTING SERVICES FOR MILLSTONE
PRICE WATERHOUSE COOPERS LLP   PROVIDE CONSULTING SERVICES FOR NORTHEAST UTILITIES' STRATEGIC
                               ENVIRONMENTAL PLAN
THAMES RECORDS MANAGEMENT INC  PROVIDE RECORD MANAGEMENT SERVICES











         ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                 For the Year Ended December 31, 1998

                    EMPLOYEE PENSIONS AND BENEFITS
                             ACCOUNT 926


INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such
              listing should be limited to $25,000.
------------------------------------------------------------------------
                DESCRIPTION                                 AMOUNT
------------------------------------------------------------------------
                                                  (Thousands of Dollars)

Pension Plan                                                $ 3,453
Supplemental Retirement and Savings Plan                      3,816
Post Retirement Medical Benefit - FAS 106                     2,971
Early Retirement Program                                          0
Group Life, Long-term Disability, Hospital
  and Medical Insurance Expenses                             10,403
Other Employee Benefits Expenses                                115
                                                          ---------
                                           TOTAL            $20,758
                                                          =========








              ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                     For the Year Ended December 31, 1998


                         GENERAL ADVERTISING EXPENSES
                                ACCOUNT 930.1


INSTRUCTIONS:  Provide a listing of the amount included in Account 930.1,
               "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

------------------------------------------------------------------------------
     DESCRIPTION                  NAME OF PAYEE                AMOUNT
------------------------------------------------------------------------------
                                                        (Thousands of Dollars)







                                                               ---------
                                              TOTAL              $ -
                                                               =========









            ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                   For the Year Ended December 31, 1998


                      MISCELLANEOUS GENERAL EXPENSES
                              ACCOUNT 930.2


INSTRUCTIONS:  Provide a listing of the amount included in Account 930.2,
               "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Sections 321(b)(2) of the Federal Election Campaign Act,
               as amended by Public Law 94-283 in 1976 (2 U.S.C.
               S441(b)(2)) shall be separately classified.
--------------------------------------------------------------------------
                DESCRIPTION                                  AMOUNT
--------------------------------------------------------------------------
                                                  (Thousands of Dollars)

Services billed from Northeast Utilities Service               $394
  Company (an associate company)


Other miscellaneous expenses                                      4
                                                           ---------
                                           TOTAL               $398
                                                           =========








              ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                    For the Year Ended December 31, 1998


                                    RENTS



INSTRUCTIONS:  Provide a listing of the amount included in "Rents,"
               classifying such expenses by major groupings of property, as defined in the account definition of the Uniform
               System of Accounts.


---------------------------------------------------------------------------
        TYPE OF PROPERTY                                     AMOUNT
---------------------------------------------------------------------------
                                                  (Thousands of Dollars)

Buildings/office space                                      $    80

Computer/office equipment                                       324

Vehicles                                                      1,285

Simulator                                                     5,611

Services billed from Northeast Utilities Service
  Company (an associate company)                              3,006

                                                           ---------
                                           TOTAL            $10,306
                                                           =========








          ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                  For the Year Ended December 31, 1998


                     TAXES OTHER THAN INCOME TAXES
                              ACCOUNT 408


INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than
              Income Taxes." Separate the analysis into two groups:
              (1)Other than U.S. Government taxes, and (2) U.S.
              Government taxes. Specify each of the various kinds of
              taxes and show the amounts thereof. Provide a subtotal
              for each class of tax.
-------------------------------------------------------------------------
              KIND OF TAX                                    AMOUNT
-------------------------------------------------------------------------
                                                  (Thousands of Dollars)

(1) Other Than U.S. Government Taxes:

    Connecticut Unemployment                                $   926
    Connecticut Insurance Premium Excise Tax                    (12)
    Massachusetts Unemployment                                    2
    New Hampshire Business Enterprise Tax                         2
    Local property                                            1,294
    Connecticut Sales Tax                                        49
    Connecticut Corporate Business Tax                         (137)
                                                           ---------
               Sub-Total                                    $ 2,124
                                                           ---------



(2) U.S. Government Taxes:

    Federal Insurance Contribution Act                      $ 8,245
    Medicare Tax                                              2,360
    Federal Unemployment                                        131
                                                           ---------
               Sub-Total                                    $10,736
                                                           ---------
                                           TOTAL            $12,860
                                                           =========







                        ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                               For the Year Ended December 31, 1998


                                                DONATIONS
                                              ACCOUNT 426.1


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1, "Donations,"
               classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

-----------------------------------------------------------------------------------------
           NAME OF RECIPIENT                     PURPOSE OF DONATION            AMOUNT
-----------------------------------------------------------------------------------------
                                                                              (Thousands
                                                                              of Dollars)
Services billed from Northeast Utilities                                          $18
  Service Company (an associate company)

Miscellaneous (4 payees)                                                           14

                                                                              ----------
                                                        TOTAL                     $32
                                                                              ==========







                ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                      For the Year Ended December 31, 1998


                               OTHER DEDUCTIONS
                                ACCOUNT 426.5


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
               "Other Deductions," classifying such expenses according to their nature.

---------------------------------------------------------------------------
         DESCRIPTION                    NAME OF PAYEE             AMOUNT
---------------------------------------------------------------------------
                                                                (Thousands
                                                                of Dollars)


Executive incentive
 compensation plan            Various Officers                      $  929

Services billed from Northeast
 Utilities Service Company
 (an associate company)                                              1,985

Civil Penalties               United States Nuclear
                               Regulatory Commission                    55

Communication services        Miscellaneous (10 payees)                 26

Stipulated judgment with
 State of Connecticut:
   Civil penalty              State of Connecticut                     700
   Supplemental environment
    projects funding to:      University of Connecticut                300
                              Sea Research Foundation, Inc.            200


                                                                   --------
                                                          TOTAL     $4,195


                                                                   ========






           ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                  For the Year Ended December 31, 1998

                            SCHEDULE XVIII

                       NOTES TO STATEMENTS OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.





See Notes to Financial Statements on pages 19 through 19E.







     ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
        ORGANIZATION CHART (AS OF DECEMBER 31, 1998)




President and Chief Executive Officer - Nuclear

 - Senior Vice President and Chief Nuclear Officer - Millstone Station

    - Millstone Unit #1

    - Millstone Unit #2

    - Millstone Unit #3









                    NORTHEAST NUCLEAR ENERGY COMPANY
                    --------------------------------
                         METHODS OF ALLOCATION
                         ---------------------
                  For the year ended December 31, 1998
                  ------------------------------------



The costs associated with the three Millstone units are billed directly or allocated using one of three methods. The allocation methods are as follows:


1.  One-third to each unit;

2.  Number of employees;

3.  Net capacity of each unit.


If Millstone Unit 3 is not part of the allocation, then the allocated costs to Millstone 1 and 2 are on the basis of one-half to each of the two units.








          ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

       ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED


The following annual statement was supplied to each associate company in support of the amount of compensation for use of capital billed during 1998:

       In accordance with Instruction 01-12 of the Securities and Exchange Commission's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Northeast Nuclear Energy Company submits the following information on the billing of interest on borrowed funds and a return on equity capital to associated companies for the year 1998:


       (A)  Amount of compensation for use of capital billed to (See Note)

       (B) The basis for billing of interest and return on equity capital to the associated companies is based on the percentage ownership of the individual units.



NOTE: For the associate companies and amounts, see "Analysis of Billing - Associate Companies" on page 21.








        ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         SIGNATURE CLAUSE







Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Conmmission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned office thereunto duly authorized.




                              NORTHEAST NUCLEAR ENERGY COMPANY
                              -----------------------------------------
                                  (Name of Reporting Company)



                          By: /s/ John J. Roman
                              ---------------------------------
                                 (Signature of Signing Officer)



                              John J. Roman - Vice President and Controller
                              ---------------------------------------------
                               (Printed Name and Title of Signing Officer)



                        Date: April 23, 1999
                              --------------